GTY Technology Holdings Inc.

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

November 23, 2020

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Kauten

Re:	GTY Technology Holdings Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed November 23, 2020 File No. 333-250152

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, GTY Technology Holdings Inc., a Massachusetts corporation (the “Company”), hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective on November 25, 2020 at 9:00 a.m., Eastern time, or as soon thereafter as practicable.

The Company respectfully requests that you confirm the Registration Statement has been declared effective by notifying Carol Anne Huff of Winston & Strawn LLP at 312-558-3203.

Should you have any questions regarding this request, please contact Carol Anne Huff of Winston & Strawn LLP at 312-558-3203. Thank you for your attention to this matter.

Very truly yours,

GTY TECHNOLOGY HOLDINGS INC.

/s/ John Curran
John Curran
Chief Financial Officer

cc:	Carol Anne Huff, Partner, Winston & Strawn LLP